SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-2(a))

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 1

                              SONUS NETWORKS, INC.
                     _______________________________________

                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                     _______________________________________

                         (Title of Class of Securities)

                                   835916 10 7
                     _______________________________________

                                 (CUSIP Number)

                            Andrew J. Nussbaum, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                     _______________________________________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 2001
                     _______________________________________

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP NO. 835916 10 7               Schedule 13D                    Page 2 of 15




  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anousheh Ansari
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 1,365,684
                            ---------------------------------------------------
        BENEFICIALLY        8     SHARED VOTING POWER

          OWNED BY                5,798,440
                            ---------------------------------------------------
            EACH            9     SOLE DISPOSITIVE POWER

          REPORTING               1,365,684
                            ---------------------------------------------------
           PERSON           10    SHARED DISPOSITIVE POWER

            WITH                   5,798,440
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,164,124 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           [X]*
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.5%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------

* Includes 5,798,440 shares of Common Stock beneficially owned by the other Reporting Persons, with respect to which voting and dispositive power is shared, and 1,365,684 shares of Common Stock pledged to the Issuer to guarantee certain obligations under employment agreements between the Issuer and Ms. Ansari and between the Issuer and Hamid Ansari, Ms. Ansari's husband. Does not include (i) 2,357,890 shares of Common Stock held in escrow in the name of the other Reporting Persons pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ms.Ansari has shared, with the other Reporting Persons, voting power but

CUSIP NO. 835916 10 7              Schedule 13D                     Page 3 of 15

generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights, (ii) 1,328,913 shares of Common Stock held in escrow in the name of Perseus Partners, Ltd. to fund certain stock options granted to employees of the Issuer, over which Ms. Ansari has shared, with Perseus Partners, Ltd., voting power but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights, and (iii) 550,000 shares of Common Stock issued to Ms. Ansari as a restricted stock award under the Issuer's 2000 Retention Plan, which vest in whole or in part upon satisfaction of both the business-related performance milestones referenced in clause (i) above and Ms. Ansari's continued employment with the Issuer through certain dates, the first of which is October 31, 2002, over which Ms. Ansari has sole voting power but generally does not have (and within 60 days of this filing is not expected to have) any dispositive power or other economic rights. The shares described in clause (i) represent 1.2% of the outstanding Common Stock; the shares described in clause (ii) represent 0.7% of the outstanding Common Stock; and the shares described in clause (iii) represent 0.3% of the outstanding common stock.

CUSIP NO. 835916 10 7              Schedule 13D                     Page 4 of 15

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ansari Enterprises, LLC
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 0
                            ---------------------------------------------------
        BENEFICIALLY        8     SHARED VOTING POWER

          OWNED BY                5,798,440
                            ---------------------------------------------------
            EACH            9     SOLE DISPOSITIVE POWER

          REPORTING               0
                            ---------------------------------------------------
           PERSON           10    SHARED DISPOSITIVE POWER

            WITH                  5,798,440
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,798,440 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           [X]*
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.9%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
  -----------------------------------------------------------------------------

* Includes 5,798,440 shares of Common Stock beneficially owned by the other Reporting Persons, with respect to which voting and dispositive power is shared. Does not include (i) 2,357,890 shares held in escrow pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari Enterprises, LLC has shared voting power with the other Reporting Persons but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights, and (ii) 1,328,913 shares of Common Stock held in escrow in the name of Perseus Partners, Ltd. to fund certain

CUSIP NO.  835916 10 7                Schedule 13D                  Page 5 of 15

stock options granted to employees of the Issuer, over which Ansari Enterprises, LLC has shared, with Perseus Partners, Ltd., voting power but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights. The shares described in clause (i) represent 1.2% of the outstanding Common Stock; and the shares described in clause (ii) represent 0.7% of the outstanding Common Stock.

CUSIP NO.  835916 10 7                Schedule 13D                  Page 6 of 15

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Perseus Partners, Ltd.
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 3,616,540
                            ---------------------------------------------------
        BENEFICIALLY        8     SHARED VOTING POWER

          OWNED BY                0
                            ---------------------------------------------------
            EACH            9     SOLE DISPOSITIVE POWER

          REPORTING               3,616,540
                            ---------------------------------------------------
           PERSON           10    SHARED DISPOSITIVE POWER

            WITH                  0
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,616,540 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           [X]*
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.8%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
  -----------------------------------------------------------------------------

* Does not include (i) 1,757,890 shares of Common Stock held in escrow in the name of Perseus Partners, Ltd. pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Perseus Partners, Ltd. has sole voting power but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights, and (ii) 1,328,913 shares of Common Stock held in escrow in the name Perseus Partners, Ltd. to fund certain stock options granted to employees of the Issuer, over which Perseus Partners, Ltd. has sole voting power but generally does not have (and within 60 days of

CUSIP NO.  835916 10 7                Schedule 13D                  Page 7 of 15

the date of this filing is not expected to have) any dispositive power or other economic rights. The shares described in clause (i) represent 0.9% of the outstanding Common Stock; and the shares described in clause (ii) represent 0.7% of the outstanding Common Stock.

CUSIP NO.  835916 10 7                Schedule 13D                  Page 8 of 15

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ansari AA Investments, Ltd.
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 1,709,500
                            ---------------------------------------------------
        BENEFICIALLY        8     SHARED VOTING POWER

          OWNED BY                0
                            ---------------------------------------------------
            EACH            9     SOLE DISPOSITIVE POWER

          REPORTING               1,709,500
                            ---------------------------------------------------
           PERSON           10    SHARED DISPOSITIVE POWER

            WITH                  0
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,709,500 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           [X]*
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.8%
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
  -----------------------------------------------------------------------------

* Does not include 450,000 shares held in escrow in the name of Ansari AA Investments, Ltd. pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari AA Investments, Ltd. has sole voting power but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights. These shares represent 0.2% of the outstanding Common Stock.

CUSIP NO.  835916 10 7                Schedule 13D                  Page 9 of 15

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ansari AR Investments, Ltd.
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 343,450
                            ---------------------------------------------------
        BENEFICIALLY        8     SHARED VOTING POWER

          OWNED BY                0
                            ---------------------------------------------------
            EACH            9     SOLE DISPOSITIVE POWER

          REPORTING               343,450
                            ---------------------------------------------------
           PERSON           10    SHARED DISPOSITIVE POWER

            WITH                  0
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         343,450 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           [X]*
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2%
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
  -----------------------------------------------------------------------------

* Does not include 90,000 shares held in escrow in the name of Ansari AR Investments, Ltd. pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari AR Investments, Ltd. has sole voting power but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights. These shares represent less than 0.1% of the outstanding Common Stock.

CUSIP NO.  835916 10 7                Schedule 13D                 Page 10 of 15

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ansari JA Investments, Ltd.
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 128,950
                            ---------------------------------------------------
        BENEFICIALLY        8     SHARED VOTING POWER

          OWNED BY                0
                            ---------------------------------------------------
            EACH            9     SOLE DISPOSITIVE POWER

          REPORTING               128,950
                            ---------------------------------------------------
           PERSON           10    SHARED DISPOSITIVE POWER

            WITH                  0
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         128,950 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           [X]*
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 0.1%
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
  -----------------------------------------------------------------------------

* Does not include 60,000 shares of Common Stock held in escrow in the name of Ansari JA Investments, Ltd. pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari JA Investments, Ltd. has sole voting power but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights. These shares represent less than 0.1% of the outstanding Common Stock.

CUSIP NO.  835916 10 7                Schedule 13D                 Page 11 of 15


                                     AMENDMENT NO. 1 TO
                                 STATEMENT ON SCHEDULE 13D

      Reference is made to the Statement on Schedule 13D (the "Schedule 13D") filed on March 26, 2001, by Anousheh Ansari, Ansari Enterprises, LLC ("Ansari Enterprises"), Perseus Partners, Ltd. ("Perseus Partners"), Ansari AA Investments, Ltd. ("Ansari AA Investments"), Ansari AR Investments, Ltd.("Ansari AR Investments") and Ansari JA Investments, Ltd.("Ansari JA Investments"), relating to the common stock, par value $0.001 ("Common Stock"), of Sonus Networks, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 5 Carlisle Road, Westford, MA 01886.

Item 5.   Interests in Securities of the Issuer.

      Item 5 of the Schedule 13D is amended and supplemented as follows:

(a) As of the date hereof, the Reporting Persons beneficially own the following aggregate numbers of shares of Common Stock, representing the following percentages of the shares of Common Stock believed to be outstanding as of May 3, 2001 (as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2001):

      Anousheh Ansari                  7,164,124 shares, representing 3.5%
      Ansari Enterprises, LLC          5,798,440 shares, representing 2.9%
      Perseus Partners, Ltd.           3,616,540 shares, representing 1.8%
      Ansari AA Investments, Ltd.      1,709,500 shares, representing 0.8%
      Ansari AR Investments, Ltd.        343,450 shares, representing 0.2%
      Ansari JA Investments, Ltd.        128,950 shares, representing <0.1%


            As described in the footnote to Nos. 11 and 12 of each Reporting Person's information set forth at the beginning of this Schedule 13D, the table above does not include a total of 4,236,803 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons. Such shares represent an aggregate of 2.1% of the outstanding Common Stock. The Reporting Persons expect that a substantial majority of the 1,328,913 shares (0.7% of the outstanding Common Stock) of Common Stock held in escrow to fund option exercises by other employees of the Issuer will not be received by any of the Reporting Persons and will be returned to the Issuer. The date that any of the business-related performance milestones may be satisfied, if any, which milestones relate to 1,414,735 shares of Common Stock (0.7% of the outstanding Common Stock), is uncertain. The 943,155 shares (0.5% of the outstanding Common Stock) relating to potential indemnification obligations of the Target may or may not be received by the Reporting Persons depending on whether the Issuer asserts, and is successful in, an indemnity claim, which claim generally must be asserted on or prior to December 31, 2002. Whether the Issuer will assert, or be successful in, any such claim is unknown by the Reporting Persons. As noted above, the date on which any of the business-related performance milestones is uncertain, however, if such milestones are fully satisfied, the 550,000 shares (0.3% of the outstanding Common Stock) will vest ratably on October 31, 2002, November 30, 2002, January 31, 2003 and February 28, 2003, provided Ms. Ansari remains continuously employed by the Issuer through such dates or is terminated without cause.

CUSIP NO.  835916 10 7                Schedule 13D                 Page 12 of 15

            Under the terms of the Merger Agreement, 2,357,890 of the shares of Common Stock described in the immediately preceding paragraph are held in escrow by an escrow agent pending resolution of the related conditions to the release of the shares to the Reporting Persons, or the return of such shares to the Issuer, as the case may be. In the interim, the Reporting Persons have voting power, but generally have no other right or power, including dispositive power, with respect to the escrowed shares. Under the terms of the Issuer's 2000 Retention Plan, Ms. Ansari has voting power over the 550,000 shares of Common Stock granted to her under such plan as a restricted stock award. However, Ms. Ansari does not have any other right or power, including dispositive power, with respect to the restricted shares, and will not have any such right or power until such restricted shares vest as described in the immediately preceding paragraph.

(b) As of the date hereof, the Reporting Persons had sole power to vote, shared power to vote, sole power to dispose and shared power to dispose of the following shares of Common Stock, and shared such power with the persons set forth below:

      Anousheh Ansari:

               Sole voting power                    1,365,684*
               Shared voting power                  5,798,440**
               Sole dispositive power               1,365,684*
               Shared dispositive power             5,798,440**

      * Includes 1,365,684 shares of Common Stock pledged to the Issuer to guarantee certain obligations under employment agreements between the Issuer and Ms. Ansari and between the Issuer and Mr. Ansari.

      **    Includes (i) 3,616,540 shares of Common Stock with respect to which voting power is shared with Perseus Partners, L.P., (ii) 1,709,500 shares of Common Stock with respect to which voting power is shared with Ansari AA Investments, Ltd., (iii) 343,450 shares of Common Stock with respect to which voting power is shared with Ansari AR Investments, Ltd. and (iv) 128,950 shares of Common Stock with respect to which voting power is shared with Ansari JA Investments, Ltd. Does not include (w) 1,757,890 shares of Common Stock held in escrow in the name of Perseus Partners, Ltd., (x) 450,000 shares of Common Stock held in escrow in the name of Ansari AA Investments, Ltd., (y) 90,000 shares of Common Stock held in escrow in the name of Ansari AR Investments, Ltd., (z) 60,000 shares of Common Stock held in escrow in the name of Ansari JA Investments, Ltd., in each case as described below and under
      Item 5(a).

      Ansari Enterprises, LLC:

               Sole voting power                            0
               Shared voting power                  5,798,440*
               Sole dispositive power                       0
               Shared dispositive power             5,798,440*

CUSIP NO.  835916 10 7                Schedule 13D                 Page 13 of 15

      * Includes (i) 3,616,540 shares of Common Stock with respect to which voting power is shared with Perseus Partners, L.P., (ii) 1,709,500 shares of Common Stock with respect to which voting power is shared with Ansari AA Investments, Ltd., (ii) 343,450 shares of Common Stock with respect to which voting power is shared with Ansari AR Investments, Ltd. and (iii) 128,950 shares of Common Stock with respect to which voting power is shared with Ansari JA Investments, Ltd. Does not include (w) 1,757,890 shares of Common Stock held in escrow in the name of Perseus Partners, Ltd., (x) 450,000 shares of Common Stock held in escrow in the name of Ansari AA Investments, Ltd., (y) 90,000 shares of Common Stock held in escrow in the name of Ansari AR Investments, Ltd., (z) 60,000 shares of Common Stock held in escrow in the name of Ansari JA Investments, Ltd., in each case as described below and under
      Item 5(a).

      Perseus Partners, Ltd.:
               Sole voting power                    3,616,890*
               Shared voting power                          0
               Sole dispositive power               3,616,890*
               Shared dispositive power                     0

      * Does not include 1,757,890 shares held in escrow pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Perseus Partners, Ltd. has sole voting power but generally does not have (and within 60 days from the date of this filing is not expected to have) any dispositive power or other economic rights.

      Ansari AA Investments, Ltd.:

               Sole voting power                    1,709,500*
               Shared voting power                          0
               Sole dispositive power               1,709,500*
               Shared dispositive power                     0

      * Does not include 450,000 shares held in escrow pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari AA Investments, Ltd. has sole voting power but generally does not have (and within 60 days from the date of this filing is not expected to have) any dispositive power or other economic rights.

      Ansari AR Investments, Ltd.:

               Sole voting power                      343,450*
               Shared voting power                          0
               Sole dispositive power                 343,450*
               Shared dispositive power                     0

CUSIP NO.  835916 10 7                Schedule 13D                 Page 14 of 15

      * Does not include 90,000 shares held in escrow pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari AR Investments, Ltd. has sole voting power but generally does not have (and within 60 days from the date of this filing is not expected to have) any dispositive power or other economic rights.

      Ansari JA Investments, Ltd.:

               Sole voting power                      128,950*
               Shared voting power                          0
               Sole dispositive power                 128,950*
               Shared dispositive power                     0

      * Does not include 60,000 shares held in escrow pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari AA Investments, Ltd. has sole voting power but generally does not have (and within 60 days from the date of this filing is not expected to have) any dispositive power or other economic rights.

      Except for shares of Common Stock that each of the Reporting Persons beneficially owns directly, each of the Reporting Persons disclaims beneficial ownership of the Common Stock described herein and this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of such shares of Common Stock.

      (c) During the past 60 days, the Reporting Persons have engaged in the following transactions involving the Common Stock. Such transactions were effected in the open market for the Common Stock.

   Date           Reporting Person            Shares Sold         Net Proceeds
   ----           ----------------            -----------         ------------

  4/18/01   Ansari AA Investments, Ltd.          27,000             $632,859

  4/19/01   Perseus Partners, Ltd.               88,900            $2,197,232

  4/19/01   Ansari AA Investments, Ltd.          11,100             $274,345

  4/19/01   Ansari JA Investments, Ltd.         100,000            $2,471,578

      On May 8, 2001, an aggregate of 606,512 shares of Common Stock were released from escrow to fund the exercise of certain stock options by employees of the Issuer.

      On June 7, 2001, an aggregate of 1,886,309 shares of Common Stock were released from escrow and delivered to the Reporting Persons on account of satisfaction of the certain of the business-related performance milestones noted above. Of these 1,886,309 shares of Common Stock, (i) 1,019,224 were related to Perseus Partners, Ltd., (ii) 360,000 were released to Ansari AA Investments, Ltd., (iii) 72,000 were released to Ansari AR Investments, Ltd., (iv) 48,000 were released to Ansari JA Investments, Ltd., and (v) 387,085 were released into the escrow to fund certain stock options granted to employees of the Issuer.

CUSIP NO.  835916 10 7                Schedule 13D                 Page 15 of 15


                                   SIGNATURES


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 22, 2001

                                     /s/ Anousheh Ansari
                                    -------------------------------------------
                                    ANOUSHEH ANSARI


                                    ANSARI ENTERPRISES, LLC,

                                       By:   /s/ Anousheh Ansari
                                             ----------------------------------
                                             Name: Anousheh Ansari
                                             Title:  Manager

                                    PERSEUS PARTNERS, LTD.,

                                       By:   Ansari Enterprises, LLC,
                                             its General Partner

                                          By:   /s/ Anousheh Ansari
                                                -------------------------------
                                                Name: Anousheh Ansari
                                                Title:  Manager

                                    ANSARI AA INVESTMENTS, LTD.,

                                       By:   Ansari Enterprises, LLC,
                                             its General Partner

                                          By:   /s/ Anousheh Ansari
                                                -------------------------------
                                                Name: Anousheh Ansari
                                                Title:  Manager

                                    ANSARI AR INVESTMENTS, LTD.,

                                       By:   Ansari Enterprises, LLC,
                                             its General Partner

                                          By:   /s/ Anousheh Ansari
                                                -------------------------------
                                                Name: Anousheh Ansari
                                                Title: Manager

                                    ANSARI JA INVESTMENTS, LTD.,

                                       By:   Ansari Enterprises, LLC,
                                             its General Partner

                                          By:   /s/ Anousheh Ansari
                                                -------------------------------
                                                Name: Anousheh Ansari
                                                Title:  Manager